SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended June, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

1 June, 2012

BP NOTIFIES PARTNERS OF ITS INTENTION TO PURSUE

A POTENTIAL SALE OF ITS INTEREST IN TNK-BP

BP announced today that it has received unsolicited indications of interest regarding the potential acquisition of its shareholding in TNK-BP.

In light of these unsolicited approaches and consistent with its commitment to maximising shareholder value, and its obligations under the Shareholder Agreement, BP has notified Alfa Access Renova of its intention to pursue a potential sale.

There can be no guarantee that any transaction will take place.

A further announcement will be made when and if appropriate.

Notes to editors:

•    TNK-BP is a leading Russian oil company, owned equally by BP and Alfa Access Renova. The company was formed in 2003 as the result of the merger of BP's Russian oil and gas assets and the oil and gas assets of Alfa   Access Renova.

• TNK-BP is vertically integrated with a diversified upstream and downstream portfolio in Russia and Ukraine and international interests in Brazil, Venezuela and Vietnam.

Further information:

BP press office London: +44 (0)20 7496 4076,
bppress@bp.com

- ENDS -

                                                                                                                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 June 2012

/s/ J. Bertelsen
...............................
J. Bertelsen
Deputy Company Secretary